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                            July 21, 2020

       Stephen Epstein
       Chief Executive Officer
       Healthcare Business Resources, Inc.
       718 Thompson Lane, Suite 108-273
       Nashville, Tennessee 37204

                                                        Re: Healthcare Business
Resources, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 13, 2020
                                                            File No. 333-239000

       Dear Mr. Epstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 2

   1. We re-issue our prior comment no. 1 in part. Please explain why you believe that "many healthcare
organizations face significant operational and financial changes" and how your business model
addresses these changes.
       Executive Compensation, page 29

   2. We re-issue our prior comment no. 8. Please file a written description of the CEO's compensatory plan as an
exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
 Stephen Epstein
FirstName
Healthcare LastNameStephen  Epstein
           Business Resources, Inc.
Comapany
July       NameHealthcare Business Resources, Inc.
     21, 2020
July 21,
Page  2 2020 Page 2
FirstName LastName
General

3. We note your response to our prior comment no. 10. Please revise your risk factor disclosure to include the statements that you made in the"Description of Securities"
         section, specifically that your exclusive forum selection does not apply to federal securities claims, a court could find the choice of forum provisions to be inapplicable or unforeseeable, and shareholders cannot waive compliance with the federal securities laws.
       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Joel Arberman